OMB Number 3235-0287
                                                   Expires:  September 30, 1998


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/   /    Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

    Filed pursuant to Section 16(a) of the Securities Exchange Act of
     1934, Section 17(a) of the Public Utility Holding Company Act of
      1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person (If the form is filed by more than one reporting person, see Instruction 4(b)(v).)

         McKibben        Craig                      L.
         (Last)          (First)                   (Middle)

         590 Madison Avenue, 21st Floor
                                            (Street)

         New York                            NY                          10022
         (City)                              (State)                     (Zip)



2.       Issuer Name and Ticker or Trading Symbol

         Ampex Corporation (AXC)


3.       IRS or Social Security Number of Reporting Person
         (Voluntary)



4.       Statement for
         (Month/Year)
                  7/97

5.       If Amendment, Date of Original
         (Month/Year)


6.       Relationship of Reporting Persons to Issuer
                           (Check all applicable)

            X    Director                   ______   10% Owner
         -------
            X    Officer (give title below) ______   Other (specify below)
         -------

         Vice President, Treasurer, CFO

7.       Individual or Joint/Group filing (Check Applicable Line)

            X    Form filed by One Reporting Person
         -------
         _______ Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.                    2.             3.            4.                       5.                 6.              7.
  Title of Security     Transaction    Transaction  Securities Acquired       Amount of          Ownership       Nature of
       (Instr.3)         Date             Code      (A) or Disposed of        Securities         Form:           Indirect
                         (Month/Date   (Instr.8)    (D) (Instr.3, 4 and 5)    Beneficially       Direct (D)      Beneficial
                         /Year)                                               Owned              or Indirect(I)  Ownership
                                                                              at End of Month                    (Instr. 4)
                                                                             (Inst. 3 and 4)     (Instr. 4)
                                     Code    V     Amount (A) or (D) Price
--------------------  -------------- ----- ------  ------ ---------- ------ -----------------  ---------------- -----------------

--------------------  -------------- ----- ------  ------ ---------- ------ -----------------  ---------------- -----------------

--------------------  -------------- ----- ------  ------ ---------- ------ -----------------  ---------------- -----------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

     TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.                   2.                   3.                4.                 5.                          6.
Title of Derivative  Conversion or        Transaction Date  Transaction Code   Number of Derivatives       Date Exercisable and
 Security (Instr.3)  Exercise Price of     (Month/Day/Year) (Instr. 8)         Securities Acquired (A) or  Expiration Date
                     Derivative Security                                       Disposed of (D)             (Month/Day/Year)
                                                                               Instr. 3, 4, and 5)
                                                            ------ ----------  ----------  --------------  ---------- ----------
                                                             Code      V          (A)        (D)           Date Exer- Expiration
                                                                                                           cisable       Date
-------------------  ------------------- -----------------  ------ ----------  ----------  --------------  ---------- ----------
Option to acquire       $4,875             7/18/97            A        V          15,000                   (Note 1)   (Note 1)
(Note 1)
-------------------  ------------------- -----------------  ------ ----------  ----------  --------------  ---------- ----------
Option to acquire       $4,875             7/18/97            A        V          25,000                   7/18/02    10/18/03
(Note 3)                                                                                                   (Note 3)   (Note 3)
-------------------  ------------------- -----------------  ------ ----------  ----------  --------------  ---------- ----------



1.           7.                        8.             9.            10.                       11.
Title of       Title and Amount of       Price of       Number of       Ownership Form of        Nature of Indirect
Derivative     Underlying Securities     Derivative     Derivative      Derivative Security:     Beneficial Ownership
Security                                 Security       Securities      Direct (D)               (Instr. 4)
(Instr.3)      (Instr. 3 and 4)          (Instr. 5)     Beneficially    or Indirect
               ---------- -----------                   Owned at End    (I) (Instr. 4)
                 Title     Amount or                    of Month
                           Number of                    (Instr. 4)
                           Shares
----------   ------------- -----------  ----------     ------------ -----------------------   ----------------------
Option to      Class A      15,000        $0             (Note 2)               D
acquire        Common
(Note 1)       Stock
----------   ------------- -----------  ----------     ------------ -----------------------   ----------------------
Option to      Class A      25,000        $0             (Note 2)               D
acquire        Common
(Note 3)       Stock
----------   ------------- -----------  ----------     ------------ -----------------------   ----------------------





Explanation of Responses:

Note 1: Non-qualified stock option grant pursuant to Rule 16b-3 under the Plan. The option becomes exercisable as to 34% of the underlying shares on July 18, 1998, and as to an additional 8.25% quarterly thereafter until July 18, 2000. The option expires as to equivalent percentages of underlying shares on the fifteen-month anniversary of the vesting date for such shares.

Note 2: The column 9 total does not include other options outstanding under the Plan, because their exercise prices and exercise periods are different.

Note 3: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The option becomes exercisable on the fifth anniversary of the date of grant, subject to accelerated vesting as approved by the Stock Incentive Plan Committee in accordance with the Plan. The option expires on the fifteen-month anniversary of the vesting date.



   /s/Craig L. McKibben                               8/5/97
  --------------------------------                  -----------
   **Signature of Reporting Person                     Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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